UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Christopher & Banks Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

171046105

(CUSIP number)

Jonathan Duskin

c/o Macellum Capital Management, LLC

99 Hudson Street, 5th Floor

New York, New York 10013

(212) 956-3008

Jeffrey L. Kochian

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

(212) 872-8069

(Name, address and telephone number of person authorized to receive notices and communications)

March 29, 2017

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS Macellum Retail Opportunity Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,189,957
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,189,957
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,189,957
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1% (1)
14.	TYPE OF REPORTING PERSON* PN

(1)	Based on 37,620,418 shares of common stock outstanding as of March 10, 2017, according to the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 16, 2017.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS Macellum Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 68,313
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 68,313
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 68,313
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 37,620,418 shares of common stock outstanding as of March 10, 2017, according to the Issuer’s Form 10-K filed with the SEC on March 16, 2017.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS Macellum Advisors GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,189,957
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,189,957
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,189,957
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 37,620,418 shares of common stock outstanding as of March 10, 2017, according to the Issuer’s Form 10-K filed with the SEC on March 16, 2017.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS Macellum Management, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,189,957
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,189,957
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,189,957
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.1% (1)
14.	TYPE OF REPORTING PERSON* PN

(1)	Based on 37,620,418 shares of common stock outstanding as of March 10, 2017, according to the Issuer’s Form 10-K filed with the SEC on March 16, 2017.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS MCM Managers, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 68,313
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 68,313
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 68,313
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 37,620,418 shares of common stock outstanding as of March 10, 2017, according to the Issuer’s Form 10-K filed with the SEC on March 16, 2017.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS MCM Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 68,313
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 68,313
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 68,313
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14.	TYPE OF REPORTING PERSON* OO

(1)	Based on 37,620,418 shares of common stock outstanding as of March 10, 2017, according to the Issuer’s Form 10-K filed with the SEC on March 16, 2017.

CUSIP No. 171046105

1.	NAMES OF REPORTING PERSONS Jonathan Duskin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,258,270
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,258,270
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,258,270
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3% (1)
14.	TYPE OF REPORTING PERSON* IN

(1)	Based on 37,620,418 shares of common stock outstanding as of March 10, 2017, according to the Issuer’s Form 10-K filed with the SEC on March 16, 2017.

Amendment No. 10 to Schedule 13D

This Amendment No. 10 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of Macellum Retail Opportunity Fund, LP (“Opportunity Fund”), Macellum Capital Management, LLC (“Macellum Capital Management”), Macellum Advisors GP, LLC (“Macellum GP”), Macellum Management, LP (“Macellum Management”), MCM Managers, LLC (“MCM Managers”), MCM Management, LLC (“MCM Management”) and Jonathan Duskin (“Mr. Duskin”, and together with Opportunity Fund, Macellum Capital Management, Macellum GP, Macellum Management, MCM Managers and MCM Management, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on April 1, 2015, as amended by Amendment No. 1 on May 19, 2015, Amendment No. 2 on June 18, 2015, Amendment No. 3 on July 9, 2015, Amendment No. 4 on January 25, 2016, Amendment No. 5 on February 19, 2016, Amendment No. 6 on March 10, 2016, Amendment No. 7 on April 8, 2016, Amendment No. 8 on April 20, 2016, and Amendment No. 9 on July 1, 2016.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The shares of Common Stock and options to purchase shares of Common Stock purchased by Opportunity Fund and the shares of Common Stock purchased by Macellum Capital Management were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases through brokers. The information on additional purchases by Opportunity Fund disclosed in Item 5(c) is incorporated by reference herein.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Amendment No. 10 is being filed to report the acquisition of shares of Common Stock reported in Item 5(c) that resulted in an acquisition of beneficial ownership of Common Stock in an amount equal to one percent or more of the Issuer’s outstanding Common Stock. The disclosure regarding the transactions reported in Item 5(c) below is incorporated herein by reference. The Reporting Persons may make, or cause, further acquisitions of shares of Common Stock from time to time and may dispose of, or cause to be disposed, any or all of the Common Stock beneficially owned by them at any time, in each case depending on market conditions and other factors.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons and/or their affiliates may acquire additional securities of the Issuer, including but not limited to Common Stock, existing preferred securities or new securities of the Issuer or may determine to purchase, sell or otherwise dispose of all or some of the Issuer’s securities in the open market, as applicable, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons and/or their affiliates may deem material to their investment decision. Also, the Reporting Persons and/or their affiliates intend to have discussions with management regarding the operations of the Issuer and matters of mutual interest, which could include the items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Furthermore, the Reporting Persons and/or their affiliates may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with management and the Issuer’s Board of Directors (the “Board”), engaging in discussions with stockholders of the

Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, or changing their intention with respect to any and all matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 37,620,418 shares of Common Stock outstanding as of March 10, 2017, as disclosed in the Issuer’s Form 10-K filed with the SEC on March 16, 2017.

(c) The transactions by the Reporting Persons in the securities of the Issuer during the past 60 days are set forth in Exhibit 99.11, which is incorporated herein by reference.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e) Not applicable

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.11	Transactions in securities of Christopher & Banks Corporation effected in the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2017

MACELLUM RETAIL OPPORTUNITY FUND, LP

By:	Macellum Advisors GP, LLC, its general partner

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Sole Member

MACELLUM CAPITAL MANAGEMENT, LLC

By:	MCM Managers, LLC, its managing member

By:	MCM Management, LLC, its managing member

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Managing Member

MACELLUM ADVISORS GP, LLC

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Sole Member

MACELLUM MANAGEMENT, LP

By:	Macellum Advisors GP, LLC, its general partner

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Sole Member

MCM MANAGERS, LLC

By:	MCM Management, LLC, its managing member

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Managing Member

MCM MANAGEMENT, LLC

By:	/s/ Jonathan Duskin
Name:	Jonathan Duskin
Title:	Managing Member

/s/ Jonathan Duskin
JONATHAN DUSKIN